Exhibit 99.1 Announcement to the Market Disclosure of results for the third quarter and from January to September of 2019, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. st As from January 1 , 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS from January to September 2019 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Sep/30/2019 Dec/31/2018 Total Assets 1,738,340 (124,393) 1,613,947 1,649,614 (96,817) 1,552,797 3 4 6 Cash, Compulsory Deposits and Financial Assets At Amortized Cost 1,197,699 (19,094) 1,178,605 1,172,276 (12,837) 1,159,439 5 (-) Provision for Expected Loss at Amortized Cost (33,467) 135 (33,332) (33,326) (47) (33,373) 4 Financial Assets at Fair Value Through Other Comprehensive Income 1 32,470 (73,696) 58,774 105,065 (55,657) 49,408 5 (3,069) 2,983 (86) (3,441) 3,356 (85) (-) Expected Loss at Fair Value Through Other Comprehensive Income 4 3 41,762 (31,733) 310,029 315,383 (28,737) 286,646 Financial Assets at Fair Value Through Profit or Loss 7 51,420 (6,089) 45,331 50,242 (7,412) 42,830 Tax Assets Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, 51,525 3,101 54,626 43,415 4,517 47,932 Assets Held for Sale and Other Assets Total Liabilities 1,599,808 (129,723) 1,470,085 1,505,490 (103,159) 1,402,331 3 6 Financial Assets at Amortized Cost 1,259,161 (120,365) 1,138,796 1,220,233 (100,499) 1,119,734 4 Financial Assets at Fair Value Through Profit or Loss 47,638 80 47,718 27,675 36 27,711 5 1,124 2,936 4,060 1,265 2,527 3 ,792 Provision for Expected Loss (Loan Commitments and Financial Guarantees) Provision for Insurance and Pension Plan 2 12,539 1,297 213,837 1 99,995 1,192 201,187 Provisions 19,068 - 19,068 18,613 - 18,613 7 Tax Liabilities 12,888 (5,628) 7 ,260 10,915 (5,631) 5,284 Other Liabilities 47,390 (8,043) 39,347 26,794 (784) 26,010 Total Stockholders' Equity 138,531 5,331 143,862 144,124 6,342 150,466 Non-controlling Interests 12,812 1,670 14,482 12,367 1,317 13,684 8 125,719 3,661 129,380 1 31,757 5,025 136,782 Total Controlling Stockholders' Equity 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A. Exhibit 99.1 Announcement to the Market Disclosure of results for the third quarter and from January to September of 2019, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. st As from January 1 , 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS from January to September 2019 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Sep/30/2019 Dec/31/2018 Total Assets 1,738,340 (124,393) 1,613,947 1,649,614 (96,817) 1,552,797 3 4 6 Cash, Compulsory Deposits and Financial Assets At Amortized Cost 1,197,699 (19,094) 1,178,605 1,172,276 (12,837) 1,159,439 5 (-) Provision for Expected Loss at Amortized Cost (33,467) 135 (33,332) (33,326) (47) (33,373) 4 Financial Assets at Fair Value Through Other Comprehensive Income 1 32,470 (73,696) 58,774 105,065 (55,657) 49,408 5 (3,069) 2,983 (86) (3,441) 3,356 (85) (-) Expected Loss at Fair Value Through Other Comprehensive Income 4 3 41,762 (31,733) 310,029 315,383 (28,737) 286,646 Financial Assets at Fair Value Through Profit or Loss 7 51,420 (6,089) 45,331 50,242 (7,412) 42,830 Tax Assets Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, 51,525 3,101 54,626 43,415 4,517 47,932 Assets Held for Sale and Other Assets Total Liabilities 1,599,808 (129,723) 1,470,085 1,505,490 (103,159) 1,402,331 3 6 Financial Assets at Amortized Cost 1,259,161 (120,365) 1,138,796 1,220,233 (100,499) 1,119,734 4 Financial Assets at Fair Value Through Profit or Loss 47,638 80 47,718 27,675 36 27,711 5 1,124 2,936 4,060 1,265 2,527 3 ,792 Provision for Expected Loss (Loan Commitments and Financial Guarantees) Provision for Insurance and Pension Plan 2 12,539 1,297 213,837 1 99,995 1,192 201,187 Provisions 19,068 - 19,068 18,613 - 18,613 7 Tax Liabilities 12,888 (5,628) 7 ,260 10,915 (5,631) 5,284 Other Liabilities 47,390 (8,043) 39,347 26,794 (784) 26,010 Total Stockholders' Equity 138,531 5,331 143,862 144,124 6,342 150,466 Non-controlling Interests 12,812 1,670 14,482 12,367 1,317 13,684 8 125,719 3,661 129,380 1 31,757 5,025 136,782 Total Controlling Stockholders' Equity 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A.

Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders Result * Equity Reconciliation Sep/30/2019 3rd Q/19 2nd Q/19 3rd Q/18 jan-sep/19 jan-sep/18 BRGAAP - Values Attributable to Controlling Stockholders 1 25,719 5,576 6,815 6,247 19,101 18,772 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 203 (240) (77) 189 (391) (179) (b) Adjustment to Fair Value of Financial Assets (2,113) (108) (6) (129) 11 (261) (c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 440 (1) (1) (2) (3) (6) (d) Criteria for Write-Off of Financial Assets 1,963 (190) (24) (17) (253) 8 (e) Financial Lease Operations 254 (30) (45) (40) (111) (120) (f) Other adjustments 2,914 158 (135) (123) 85 40 IFRS - Values Attributable to Controlling Stockholders 1 29,380 5,165 6,527 6,125 1 8,439 1 8,254 IFRS - Values Attributable to Minority Stockholders 14,482 340 163 206 659 528 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 1 43,862 5,505 6,690 6,331 1 9,098 1 8,782 * Events net of tax effects Differences between IFRS and BRGAAP Financial Statements (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of 9 Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99. (b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized. (d) Criterion for write-off of financial assets on IFRS considers the recovery expectative. th (e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30 , 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08. (f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP. 9 More details in the Complete Financial Statements for January to September, 2019. For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP. R$ million 3rd Q/19 3rd Q/18 Recurring Result BRGAAP IFRS Variation BRGAAP IFRS Variation Result - Attributable to Controlling Stockholders 5,576 5,165 (411) 6,247 6,125 (122) Exclusion of the Non-Recurring Events 1,580 1,431 (149) 207 1 (206) Goodwill Amortization 149 - (149) 206 - (206) Impairment - - - 1 1 - Voluntary Resignation Plan 1,431 1,431 - - - - Recurring Result - Attributable to Controlling Stockholders 7 ,156 6,596 (560) 6,454 6 ,126 (328) The tables in this report show the figures in million. Variations and summations, however, were calculated in units. th São Paulo, November 4 , 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders Result * Equity Reconciliation Sep/30/2019 3rd Q/19 2nd Q/19 3rd Q/18 jan-sep/19 jan-sep/18 BRGAAP - Values Attributable to Controlling Stockholders 1 25,719 5,576 6,815 6,247 19,101 18,772 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 203 (240) (77) 189 (391) (179) (b) Adjustment to Fair Value of Financial Assets (2,113) (108) (6) (129) 11 (261) (c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 440 (1) (1) (2) (3) (6) (d) Criteria for Write-Off of Financial Assets 1,963 (190) (24) (17) (253) 8 (e) Financial Lease Operations 254 (30) (45) (40) (111) (120) (f) Other adjustments 2,914 158 (135) (123) 85 40 IFRS - Values Attributable to Controlling Stockholders 1 29,380 5,165 6,527 6,125 1 8,439 1 8,254 IFRS - Values Attributable to Minority Stockholders 14,482 340 163 206 659 528 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 1 43,862 5,505 6,690 6,331 1 9,098 1 8,782 * Events net of tax effects Differences between IFRS and BRGAAP Financial Statements (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of 9 Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99. (b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized. (d) Criterion for write-off of financial assets on IFRS considers the recovery expectative. th (e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30 , 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08. (f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP. 9 More details in the Complete Financial Statements for January to September, 2019. For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP. R$ million 3rd Q/19 3rd Q/18 Recurring Result BRGAAP IFRS Variation BRGAAP IFRS Variation Result - Attributable to Controlling Stockholders 5,576 5,165 (411) 6,247 6,125 (122) Exclusion of the Non-Recurring Events 1,580 1,431 (149) 207 1 (206) Goodwill Amortization 149 - (149) 206 - (206) Impairment - - - 1 1 - Voluntary Resignation Plan 1,431 1,431 - - - - Recurring Result - Attributable to Controlling Stockholders 7 ,156 6,596 (560) 6,454 6 ,126 (328) The tables in this report show the figures in million. Variations and summations, however, were calculated in units. th São Paulo, November 4 , 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A.